Two Palo Alto Square, Suite 100 3000 El Camino Real Palo Alto, California 94306
Brian D. McAllister Senior Vice President Deputy General Counsel

T 650 494 5133 F 650 494 5102 Brian.McAllister@cbre.com www.cbre.com

January 23, 2008

Pam Howell

Special Counsel

United States

Securities and Exchange Commission

Washington, DC 20549

Re:	CB Richard Ellis Group, Inc.

Definitive 14A

Filed April 24, 2007

File No. 1-32205

Dear Ms. Howell:

This letter is in regard to the comment of the Staff of the Securities and Exchange Commission (“SEC”) to CB Richard Ellis Group, Inc. (the “Company”) dated December 12, 2007. Due to end of year schedules, the Company requests an extension in order to have sufficient time to more fully respond to the SEC’s comment . The Company intends to respond to the SEC no later than January 31, 2008.

Sincerely,

/s/ Brian McAllister

cc:	Larry Midler